SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. __________ )(2)

Viseon, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

928297 10 0
(CUSIP Number)

Viseon, Inc. Attention: John Harris
8700 N. Stemmons Freeway, #310, Dallas, Texas 75247
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2001
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER

___________________________________________________________________________________________________________
1              NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Digital Investors, L.L.C. 88-0489429

___________________________________________________________________________________________________________
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                (a) ☐
                (b) ☒

___________________________________________________________________________________________________________
3              SEC USE ONLY

___________________________________________________________________________________________________________
4              SOURCE OF FUNDS*

                PF

___________________________________________________________________________________________________________
5              Check Box If Disclosure of Legal Proceedings is Required

                Pursuant to Items 2(d) or 2(e) ☐

___________________________________________________________________________________________________________
6              CITIZENSHIP OR PLACE OF ORGANIZATION

                USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7 SOLE VOTING POWER
2,877,415

8 SHARED VOTING POWER
2,877,415

9 SOLE DISPOSITIVE POWER
2,877,415

10 SHARED DISPOSITIVE POWER

___________________________________________________________________________________________________________
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,877,415

___________________________________________________________________________________________________________
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                ☐

___________________________________________________________________________________________________________
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                24.7%

___________________________________________________________________________________________________________
14            TYPE OF REPORTING PERSON*
                00

___________________________________________________________________________________________________________
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

Viseon Common Stock, $0.01 par value
Viseon, Inc.
8700 N. Stemmons Freeway, #310
Dallas, Texas 75247

Item 2. Identity and Background.

Reporting Person		Member	Member	Person controlling such members

(a)	Digital Investors, L.L.C.	Digital Trust I	Digital Trust II	Albert B. Greco, Jr.

(b)	Digital Investors, L.L.C.	16901 N Dallas	16901 N Dallas	16901 N Dallas
	2620 S. Maryland	Pkwy Suite 230	Pkwy Suite 230	Pkwy Suite 230
	Parkway, #309, Las Vegas	Addison, Texas	Addison, Texas	Addison, Texas
	Nevada 89109	75001	75001	75001

(c)	Limited Liability Holding	Trust	Trust	Individual Trustee
Company -- Digital
	Investors, L.L.C.	(Same as above)	(Same as above)	(Same as above)
2620 S. Maryland
Parkway, #309, Las Vegas
Nevada 89109

(d)	None	None	None	None

(e)	None	None	None	None

(f)	N/a	N/a	N/a	USA citizen

Item 3. Source and Amount of Funds or Other Consideration.

With respect to Reporting Person -- (Digital Investors, L.L.C.):

All funds used in making purchases in Viseon, Inc. Common Stock have been from capital infused into the limited liability Company by its beneficial owners.

With respect to Digital Trust I:

n/a

With respect to Digital Trust II:

n/a

With respect to Person Controlling Members -- (Albert B. Greco, Jr.):

Personal Funds

Item 4. Purpose of Transaction.

With respect to Reporting Person -- (Digital Investors, L.L.C.):

The purpose of Digital Investors, L.L.C.'s acquisition of Viseon, Inc.'s common stock has been for investment.

                (a) Reporting person plans to purchase an additional 2,314,285 shares of the Issuer and receive warrants to purchase an additional 800,000 shares of the Issuer in accordance with the terms of a Stock Purchase Agreement and related amendment to such agreement between Reporting Person and Issuer attached herein as Exhibits A and C.

                (b) None

                (c) None

                (d) Issuer plans to increase its Board of Directors by a total of three persons nominated by the Reporting Person in accordance with the terms of a Stock Purchase Agreement between Reporting Person and Issuer attached herein as Exhibit A.  One such person, John C. Harris, has already been appointed to the Board effective April 9, 2001.

                (e) None

                (f) None

                (g) None

                (h) None

                (i) None

                (j) None

With respect to Digital Trust I:

a.-j. n/a

With respect to Digital Trust II:

a.-j. n/a

With respect to Person Controlling Members - (Albert B. Greco, Jr.):

a.-j. n/a

Item 5. Interest in Securities of the Issuer.

With respect to Reporting Person -- (Digital Investors, L.L.C.):

(a)	Aggregate number of shares owned	2,877,415 shares

	Percentage beneficially owned	24.7%

(b)	Sole power to vote	2,877,415 shares

	Sole power to dispose	2,877,415 shares

(c)	Transaction summary, last 60 days:	On October 8, 2001, reporting person purchased warrants to purchase 655,000 shares of common stock at a price if $ .75 per share, from a private party.

(d)	None

(e)	Not Applicable

With respect to Digital Trust I:

(a)	Aggregate number of shares owned	2,877,415

	Percentage beneficially owned	24.7%

(b)	Sole power to vote	2,877,415

	Sole power to dispose	2,877,415

(c)	Transaction Summary, last 60 days:	n/a

(d)	n/a

(e)	n/a

With respect to Digital Trust II:

(a)	Aggregate number of shares owned	2,877,415

	Percentage beneficially owned	24.7%

(b)	Sole power to vote	2,877,415

	Sole power to dispose	2,877,415

(c)	Transaction Summary, last 60 days:	n/a

	n/a

(e)	n/a

With respect to Person Controlling Members -- (Albert B. Greco, Jr.):

(a)	Aggregate number of shares owned	2,877,415

	Percentage beneficially owned	24.7%

(b)	Sole power to vote	2,877,415

	Sole power to dispose	2,877,415

(c)	Transaction summary, last 60 days:	n/a

(d)	n/a

(e)	n/a

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

With respect to Reporting Person -- (Digital Investors, L.L.C.):

Reporting person has entered into a Stock Purchase Agreement and a related First Amendment to Stock Purchase Agreement in which reporting person plans to purchase an additional 2,314,285 shares of Issuer's common stock at $.35 per share and receive warrants to purchase an additional 800,000 shares of common stock at $.75 per share.

Reporting person has entered into an agreement with two of Issuer's directors, Richard F. Craven and Byron G. Shaffer in which such directors have agreed to vote all their shares of Viseon, Inc. in favor of approving all transactions contemplated by the Stock Purchase Agreement between Digital Investors, L.L.C. and Issuer (Exhibit A).

With respect to Digital Trust I: None

With respect to Digital Trust II: None

With respect to Person Controlling Members -- (Albert B. Greco, Jr.): None

Item 7. Material to be Filed as Exhibits.

Exhibit A - Stock Purchase Agreement between Digital Investors, L.L.C. and Viseon, Inc. - previously filed

Exhibit B - Shareholder Voting Agreement between Digital Investors, L.L.C. and Richard F. Craven and Byron G. Shaffer - previously filed

Exhibit C - First Amendment to Stock Purchase agreement between Digital Investors, L.L.C. and Vision, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 18, 2001
Date

Digital Investors, L.L.C.

/s/ Albert B. Greco, Jr.
By: Albert B. Greco, Jr.
Its: Manager

Digital Trust I

/s/ Albert B. Greco, Jr.
By: Albert B. Greco, Jr.
Its: Trustee

Digital Trust II

/s/ Albert B. Greco, Jr.
By: Albert B. Greco, Jr.
Its: Trustee

Albert B. Greco, Jr, Trustee

/s/ Albert B. Greco, Jr.
By: Albert B. Greco, Jr.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).